Exhibit 10.1

EMPLOYMENT AGREEMENT

Agreement, entered into this April 22, 2015, between BALCHEM CORPORATION, a Maryland corporation (“Company”) and THEODORE L. HARRIS (“Employee”).

In consideration of the agreements contained below, the parties agree as follows:

2.            Company shall employ Employee as its President and Chief Executive Officer for a term (the “Term”) commencing on April 28, 2015 (“Effective Date”) and terminating December 31, 2016, provided that the Term shall be deemed automatically extended for successive one (1) year periods (each an “Extension Period”) ending on each successive anniversary of December 31, 2016, unless either party hereto gives written notice to the other not less than sixty (60) days prior to the end of such initial term or the then current Extension Period that the Term is to terminate effective as of the end of such initial term or of such then current Extension Period, as the case may be, in all events subject to earlier termination in accordance with the provisions of this Agreement.

3.            Throughout the Term, The Board of Directors of Company (the “Board”) shall, consistent with its fiduciary duty, cause Employee to be nominated (and recommended by the Board) for election as a director of Company.

4.            During the Term:

Employee shall devote all of his working time, attention and effort to the performance of his duties for Company.  Notwithstanding the foregoing, Employee shall be entitled to be on the board of another entity, subject to approval of the Board.

Employee shall relocate to Company Headquarters area within seventeen (17) months of the Effective Date.

5.            During the Term, Employee shall receive a base salary at the rate of $600,000 per annum, which salary may be increased, at a minimum annually, but not decreased during the Term, as determined by the Board of Directors of the Company (the “Board”) or the Compensation Committee of the Board.

6.            (a)                       In addition to Employee’s annual salary above, the Employee will receive as “sign-on” incentive compensation: (1) 10,000 options to purchase Company Common Stock; (2) 10,000 shares of Restricted Company Stock; and (3) a cash bonus of $100,000 payable on the Effective Date.  The Stock Options shall vest per year 20%, 40%, 40%, over a three year period from the Effective Date. The Restricted Shares shall be subject to certain restrictions on sale and transfer until vested, and will vest and become transferable fifty percent (50%) per year for two (2) years following the Effective Date. Stock Options and the Restricted Shares are subject to the terms and conditions of the Company’s current Stock Option Agreement and Restricted Stock Grant Agreement, as well as the Company’s Second Amended and Restated 1999 Stock Plan.

(b)                     In addition to Employee’s annual salary above, the Employee will receive forty four thousand (44,000) shares of Restricted Company Stock (Equity Replacement Grant) which will vest fifty percent (50%) at the end of each of the first two (2) years following the Effective Date.

7.            In addition to Employee’s annual salary as aforesaid, Employee, as a key member of the Company’s Executive Team, will participate in the Company’s Incentive Compensation Program (ICP) commencing in the 2015 calendar year. Incentive goals, based on mutually agreed upon objectives, will be designed annually, allowing Employee to earn up to, and in certain circumstances of performance, above 100% of his annual salary as an additional cash bonus, subject to the schedule of achievement of goals set forth in the ICP and based upon the authorization of the Board or authorized committee thereof. The terms and conditions of the Company’s ICP will be provided to Employee. Any such participation in the ICP will be on a pro rata basis for calendar year 2015.

In addition to the ICP, starting in 2015, Employee will be a participant in the Company’s Long Term Compensation Program (LTCP), which provides for incentive compensation in the form of Company equity, as defined in the LTCP, and based upon the authorization of the Board or authorized committee thereof, up to 150% of Employee’s annual salary, and in certain circumstances of performance exceeding such amount. The LTCP will be provided annually to Employee.

8.            Employee shall be entitled to five weeks paid vacation per calendar year (pro-rated for 2015) or such greater amount as may be provided under Company’s then prevailing vacation policy as in effect from time to time. All vacation shall be scheduled so as not to interfere with Company’s operations.

9.            a)   Employee shall be entitled during the Term to all of the corporate fringe benefits from time to time afforded by Company generally to its executives, including family health insurance coverage, a leased vehicle (generally consistent with that provided to executive officers in the Company’s industry, regarding model, year and reimbursement for related expenses) or a vehicle allowance, and financial planning services. During the Term, the Company shall reimburse Employee for reasonable out-of-pocket expenses incurred by Employee in connection with the performance of his duties and responsibilities hereunder, in accordance with Company policy, upon presentment of a valid receipt or other acceptable documentation.  The Company shall pay Employee’s legal fees incurred in connection with the negotiation of this Agreement in an amount up to $5,000.

b)   In addition, the Company shall pay Employee’s relocation expenses per the Company Relocation Policy.

10.         In the event Employee’s employment with Company shall terminate for any reason, then, in addition to any entitlements under Section 10 or Section 11 hereof, if then applicable thereto, Employee shall be entitled to receive any unpaid (earned at the date of such termination) salary, vacation and/or ICP bonus, which Employee shall have earned in respect of any specific objectives completed during the fiscal year of Company.

11.         In the event (x) Company shall terminate the employment of Employee under this Agreement for any reason other than (i) “Cause” (as herein defined),

(ii) Employee’s death, or (iii) by reason of notice from Employee that Employee intends to terminate his employment with Company, whether such termination by Company is pursuant to a notice given under Section 1 above, or whether such termination shall otherwise occur upon the expiration of, or at any time during, the Term, or (y) Executive shall terminate his employment with Company within twelve (12) months after Executive shall have been demoted by Company from his position as President and Chief Executive Officer of Company or shall otherwise have suffered by reason of Company’s intentional actions regarding the terms and nature of his employment such a fundamental change in his employment with Company as to effectively amount to a “constructive termination” of his employment with Company (but shall not in fact have been discharged from such employment), including a reduction of Employee’s base annual salary, or a diminution in Employee’s duties or responsibilities (collectively, “Good Reason”):

Company shall pay to Employee, and Employee shall be entitled to receive as his sole and exclusive remedy and compensation by reason of or arising out of such termination, in addition to the amounts specified in Section 9 hereof, an amount (the “Severance Amount”) equal to 200% of Employee’s then current annual salary at the time of such termination. The Severance Amount shall be due and payable to Employee in twelve (12) equal monthly installments commencing with the first month after the month of such termination.  In addition, unvested portions of the Equity Replacement Grant shares, under Section 5(b), shall vest in full.

Prior to the Company making and the Employee receiving any payment required under paragraph 10 a), 11 a) or 11 b) of this Agreement, Employee will execute a full and complete release of the Company, said release to be prepared by the Company.

12.         In the event a Change of Control Event (as herein defined) shall occur during the Term, then, if Company (or any other successor thereto for which Employee shall thereupon become employed) shall terminate Employee’s employment with Company (or such successor) for any reason, other than (i) for Cause, (ii) Employee’s death, or (iii) by reason of notice from Employee of Employee’s intention to terminate his employment with Company (or such successor), in each case prior to the second anniversary of such Change of Control Event, then Company shall pay to Employee, in lieu of the Severance Amount provided for in Section 10(a) hereof, but in addition to the amounts specified in Section 9 hereof (and in any event subject to Section 11(d) hereof), an amount (the “Involuntary Change of Control Amount”), equal to 200% of the sum of (x) Employee’s then current annual salary, plus (y) the annual bonus earned by Employee in respect of the fiscal year of Company immediately prior to the fiscal year in which such Change of Control Event occurs. Such Involuntary Change of Control Amount shall be due and payable to Employee in one lump sum within ninety (90) days after termination.  In addition, the unvested portions of the “sign-on” stock options and restricted shares under Section 5(a), shall vest in full. Stock options shall be exercisable for 60 days thereafter and the restricted shares shall be fully transferable. Furthermore, Equity Replacement Grant shares, under Section 5(b) shall also vest in full.

In the event a Change of Control event shall occur, then, if Employee elects to terminate his employment with Company (or the successor thereto for which Employee shall thereupon become employed) prior to the second anniversary of such Change of Control Event, then Company shall pay to Employee (and in any event subject to Section 11(d) hereof), an amount (the “Voluntary Change of Control Amount”) equal to 100% of Employee’s then current annual salary. The Voluntary Change of Control Amount shall be due and payable in twelve (12) equal monthly installments commencing the month immediately after the month in which the Change of Control Event occurs.

For purposes of this Agreement:

“Change of Control Event” means the occurrence of any of the following events during the Term:

(i)                  any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is or becomes (including by merger, consolidation or otherwise) the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, directly or indirectly, of 50% or more of the voting power of the total outstanding Voting Stock of Company;

(ii)                the sale or other disposition (other than by way of merger or consolidation) of all or substantially all of the capital stock or assets of Company to any Person or group (as defined in Rule 13d-5 promulgated under the Exchange Act) as an entirety or substantially as an entirety in one transaction or a series of related transactions, unless the ultimate “beneficial owners” of the Voting Stock of such Person immediately after giving effect to such transaction own, directly or indirectly, more than 80% of the total voting power of the total outstanding Voting Stock of Company immediately prior to such transaction.

(1)            “Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, or other entity.
(2)            “Voting Stock” of a person means capital stock of or equity interests in such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partner(s) or trustees of such Person (irrespective of whether or not at the time stock or equity interests of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Notwithstanding anything in this Agreement to the contrary, in the event that any amount which otherwise would be payable under or pursuant to this Agreement, together with all other amounts payable and benefits provided to Employee under or pursuant to this Agreement and/or under any other plan(s), agreements and/or arrangement(s) arising out of Employee’s employment relationship with Company and/or any direct or indirect subsidiary of Company (including without limitation any such amounts payable by any affiliate of Company or any acquirer of any of the stock or assets of Company or any affiliate of such acquirer) (i) would constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (“Code”), and (ii) but for this Section 11(d), would be subject to the excise tax imposed by Section 4999 of the Code, then Employee’s severance and other benefits hereunder shall be either:

(i)                  delivered in full, or

(ii)                delivered as to such lesser extent which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (and any equivalent state or local excise taxes), results in the receipt by Employee on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.  Unless Company and Employee otherwise agree in writing, any determination required under this Section 11(d) will be made in writing by independent public accountants as Company and Employee agree (the “Accountants”), whose determination will be conclusive and binding upon Employee and Company for all purposes.  For purposes of making the calculations required by this Section 10(d), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.  Company and Employee agree to furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this provision.  Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this provision.  Any reduction in payments and/or benefits required by this Section 11(d) shall occur in the following order: (1) reduction of cash payments; (2) reduction of vesting acceleration of equity awards; and (3) reduction of other benefits paid or provided to Employee.  In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant for Employee’s equity awards.  If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.

13.         For purposes of this Section 12, in the event of a termination of Employee’s employment for any reason, the Term shall be deemed to end on the effective date of such termination.

 During the Term (as determined pursuant to Section 12(a) above), and for two (2) years thereafter, Employee shall not:

(i)                  directly or indirectly own, manage, operate, join, control, or participate in the ownership, management, operation, or control of, or make any financial investment in, or become employed by, or be connected in any manner with, or render (whether or not for compensation) any consulting, advisory or other services to or for the benefit of, any Person, or otherwise engage in any business or activity, which directly or indirectly competes with any business conducted by Company and/or any of its subsidiaries; provided, however, that it shall not be a violation of this Agreement for Employee to have beneficial ownership of less than 1% of the outstanding amount of any class of securities listed on a national securities exchange or quoted on an inter-dealer quotation system;

(ii)                 directly or indirectly solicit, in competition with Company and/or any of its subsidiaries, any Person who is a client or customer of any business conducted by Company and/or any of its subsidiaries; or

(iii)               directly or indirectly induce or attempt to induce any employee of Company and/or any of its subsidiaries to terminate his or her employment for any purpose, including, without limitation, in order to enter into employment with any

Person which competes with any business conducted by Company and/or any of its subsidiaries.

Notwithstanding the foregoing, it is understood and agreed that in the event any entity shall acquire control of Company or shall become a successor to Company, the provisions of this Section 12(b) shall not apply to any business or activity conducted by such entity or any of its subsidiaries which is not substantially similar to any of the business(es) or activities conducted by any of Company and its subsidiaries.  In addition, the provisions of this Section 12(b) shall not apply in the event that Company terminates Employee’s employment without Cause (including Company’s failure to renew the Term for any additional Extension Period pursuant to Section 1 above) or Employee terminates his employment for Good Reason.

14.         Employee acknowledges that in the course of his employment with Company, he will have acquired information concerning Company and/or its subsidiaries which is not publicly available, including non-public financial information and trade secrets (“Proprietary Information”). At all times during his employment and after his employment terminates, except as required for Employee to discharge his duties hereunder, Employee will keep such Proprietary Information confidential and will not make use of such Proprietary Information on his own behalf, or on behalf of any Person, without the express prior written consent from Company (which may be withheld for any reason), unless such information shall have become public knowledge other than by being divulged or made accessible by him in breach of this provision or any obligation or fiduciary duty to Company or any of its subsidiaries; provided that such confidentially obligation shall not prohibit disclosure of information required pursuant to governmental or judicial process or procedure.

15.         Employee acknowledges that as President and Chief Executive Officer of Company he has been placed in a position of confidence and trust with the clients and employees of Company, and that, in connection with such services to Company, he has had and will have access to confidential information vital to the business of Company and/or one or more of its subsidiaries. Employee further acknowledges that, in view of the nature of the business in which Company and/or its subsidiaries is engaged, the covenants in Sections 12 and 13 hereof are reasonable and necessary in order to protect the legitimate interests of Company and that violation of any thereof would result in irreparable injury to Company. Accordingly, Employee consents and agrees that, if he violates or threatens to violate any of such provisions, Company shall be entitled to obtain from any court of competent jurisdiction, without the posting of any bond or other security, preliminary and permanent injunctive relief, as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies in law or equity to which Company may be entitled.

16.         Employee acknowledges that: (i) the enforcement of any of the provisions of any of Sections 12, 13 and 14 hereof (the “Restrictive Covenants”) against Employee would not impose any undue burden upon Employee; and (ii) none of the Restrictive Covenants is unreasonable as to duration or scope. If, notwithstanding the foregoing, any provision hereof would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason (including, without limitation, any provision which may be held unenforceable because of the scope, duration or area of its applicability), unless narrowed by construction, such provision shall, as to such jurisdiction, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable (and the court making any such determination as to any provision shall have the power to modify such scope, duration or area of all of them, and such provision shall then be applicable in such modified form in such jurisdiction only). If, notwithstanding the foregoing, any provision hereof would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining provisions of this Agreement, or affecting the validity or enforceability of such provision in any other jurisdiction.

17.        Company shall be entitled to terminate the employment of Employee under this Agreement for Cause at any time during the Term or Extension Periods. “Cause” as used herein shall mean the following:

(1)	Habitual absence or lateness;

(2)	Gross insubordination or material violation of published material Company policies;

(3)	Failure to observe the provisions of Section 3 of this Agreement concerning the devotion of full time to Company’s business;

(4)	Failure to comply with any of the provisions of Section 13 or 14 hereof; or

(5)	Any action which constitutes a violation of any applicable criminal statute ; or

(6)	Any action which violates Employee’s fiduciary duties to the Company.

Company shall also be entitled to terminate the employment of Employee under this Agreement for any reason other than for Cause, in which case the provisions of Section 9, and of Section 10 or Section 11, hereof shall, to the extent provided therein, be applicable.

In the event of a Change of Control Event, Employee shall be entitled to terminate his employment with Company prior to the second anniversary of such Change of Control Event and in such event the provisions of Section 9 and of Section 11 hereof shall, to the extent provided therein, apply.

Upon any termination pursuant to this Section 16 of Employee’s employment with Company, the Term shall be deemed to end concurrently with the effectiveness of such termination.

Employee shall have no duty to mitigate hereunder.

18.         Employee may not assign or transfer this Agreement or any of his rights, duties or obligations hereunder. Company may assign this Agreement to any Person acquiring all or substantially all of Company’s assets (by merger, sale of assets or otherwise) so long as such Person assumes Company’s obligations hereunder.  If Employee shall die, all amounts that otherwise would have been payable to Employee (including under Sections 9, 10 or 11) shall be paid to his estate.

19.         This Agreement and the Confidentiality and Non-Competition Agreements between Company and Employee set forth the entire understanding of the parties, and supersede any and all prior agreements, oral or written, relating to Employee’s employment by Company or the termination thereof. This Agreement may not be modified except by a writing, signed by Employee and by a duly authorized officer or director of Company. This Agreement shall be binding upon and shall inure to the benefit of Employee’s heirs and personal representatives, and the successors and assigns of Company.

20.         This Agreement may be executed in more than one counterpart which, when taken together, shall constitute one complete, executed Agreement.

21.         This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

22.          Anything in this Agreement to the contrary notwithstanding:

It is intended that any amounts payable under this Agreement will either be exempt from or comply with Section 409A of the Code (“Section 409A”) and all regulations, guidance and other interpretive authority issued thereunder so as not to subject Employee to payment of any additional tax, penalty or interest imposed under Section 409A, and this Agreement will be interpreted on a basis consistent with such intent.

To the extent necessary to comply with the provisions of Section 409A of the Code and the guidance issued thereunder, reimbursements to the Executive in connection with his employment shall be made not later than the end of the calendar year following the year in which the reimbursable expense is incurred and shall otherwise be made in a manner that complies with the requirements of Treasury Regulation Section 1.409A−3(i)(l)(iv).  Anything in this Agreement to the contrary notwithstanding, any tax gross-up payment (within the meaning of Treas. Reg. Section 1.409A-3(i)(1)(v)) provided for in this Agreement shall be made to Employee no later than the end of Employee’s taxable year next following Employee’s taxable year in which Employee remits the related taxes.

If Employee is a “specified employee” within the meaning of Treasury Regulation Section 1.409A -1(i) as of the date of Employee’s separation from service (within the meaning of Treas. Reg. Section 1.409A-1(h)), then any payment or benefit pursuant to this Agreement on account of Employee’s separation from service, to the extent such payment constitutes non-qualified deferred compensation subject to Section 409A and required to be delayed pursuant to Section 409A(a)(2)(B)(i) of the Code (after taking into account any exclusions applicable to such payment under Section 409A), shall not be made until the first business day after (i) the expiration of six (6) months from the date of Employee’s separation from service, or (ii) if earlier, the date of Employee’s death (the “Delay Period”), and all such unpaid amounts promptly paid in a lump sum thereafter.  For purposes of this Agreement, the Executive’s employment with the Company will not be treated as terminated unless and until such termination of employment constitutes a “separation from service” with Company under Treas. Reg. Section 1.409A-1(h)).  To the extent any amount payable to Employee is subject to Employee’s entering into a release of claims with Company and any such amount is a deferral of compensation under Section 409A and which amount could be payable in either of two taxable years for Employee, and the timing of such payment is not subject to terms and conditions under another plan, program or agreement of Company that otherwise satisfies Section 409A, such payments shall be made or commence, as applicable, on January 15 (or any later date within seven (7) days after the release becomes irrevocable) of such later taxable year and shall include all payments that otherwise would have been made before such date.

23.            The Company agrees to indemnify Employee to the fullest extent provided or allowed by applicable law from and against any and all claims, liabilities and expenses, including reasonable attorneys’ fees and costs, relating to or arising out of (i) any claim that Employee is subject to any restrictive covenant, or (ii) acts of Employee in performance of his duties and responsibilities hereunder by or for the benefit of the Company.  Any claim described in (i) above shall not be deemed to constitute Cause hereunder.  The indemnity obligations set forth herein shall survive the termination or expiration of this Agreement.

Executed as of the day and year first above written.

BALCHEM CORPORATION

By:	/s/ Dino A. Rossi
Dino A. Rossi
Chairman, President & CEO

By:	/s/ Theodore L. Harris

Theodore L. Harris

Disclaimer: Nothing in this offer is intended to be, nor should it be, construed as a guarantee that employment or any benefit will be continued for any period of time. Employment is “at-will;” meaning that you have the right to terminate your employment at any time, with or without cause or notice, and the Company has the same right. Employment is contingent upon a negative intoxicant screen, completion of a job related physical examination, satisfactory findings of any subsequent background or reference investigation and upon execution of the Balchem Corporation Confidentiality and Non-Competition Agreement.